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                              June 16, 2023

       Manuel Orillac
       Partner
       Shearman & Sterling LLP
       599 Lexington Avenue
       New York, NY 10022

                                                        Re: Banco Ita   Chile
                                                            Schedule 14D-9
filed June 12, 2023
                                                            File No. 005-80508
                                                            Schedule 13E-3
filed June 12, 2023
                                                            File No. 005-80508

       Dear Manuel Orillac:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Defined terms used herein have the same meaning as in your Schedule
14D-9.

       Schedule 14D-9 filed June 12, 2023

       The Solicitation or Recommendation, page 4

   1. We note your disclosure that "Chilean law requires each member of the Board, other than an alternate director,
acting in his individual capacity, to express in writing his reasoned opinion as to the
convenience (conveniencia) of the Offers for the Company   s
                                                        shareholders" and that
certain members of the Board have determined that the "the Offers are convenient for the
Company   s shareholders." Similar disclosure appears in exhibit
                                                        (a)(1). We believe that
the use of the term "convenient" in this context is confusing to
                                                        U.S. shareholders.
Please revise to clarify each board member's position with respect to the Offers. See Item
1012(a) of Regulation M-A.
       Schedule 13E-3 filed June 12, 2023
       General, page 1

   2. Each filing person must individually comply with the filing, dissemination, disclosure and
 Manuel Orillac
Shearman & Sterling LLP
June 16, 2023
Page 2
         signature requirements of Schedule 13E-3. While you may incorporate by reference to disclosure provided by another filing person, circumstances may make that impracticable, given the different situations of the entities and individuals involved. For example, the
         reasons of the Banco Ita   Chile Directors for engaging in this
transaction and for the
         timing of it will necessarily be different than for Purchaser and IUH. Therefore, revise to include all of the information required by Schedule 13E-3 and its instructions for each
         Director. As one example only, revise to include a statement as to whether each Director believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which each Director relied in reaching such a conclusion. Refer to Item 1014(a) of Regulation M-A and Instruction 1 to Item 1014 of
         Regulation M-A.
3. Refer to comment one. Revise the Schedule 13E-3 and exhibit (a)(2) to avoid confusion regarding the use of the term "convenient."
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.



FirstName LastNameManuel Orillac                              Sincerely,
Comapany NameShearman & Sterling LLP
                                                              Division of
Corporation Finance
June 16, 2023 Page 2                                          Office of Mergers
& Acquisitions
FirstName LastName